ANNUAL REPORT

Legion M Entertainment, Inc.

Legion M Entertainment, Inc.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

www.legionm.com



In this Annual Report, the term "Legion M," "the company" or "we" refers to Legion M Entertainment, Inc.

The company, having offered and sold Class A Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2020. A copy of this report may be found on the company's website at https://legionm.com/investorrelations.

FORWARD-LOOKING STATEMENTS

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY'S BUSINESS

In this Annual Report, the term "Legion M," "the company" or "we" refers to Legion M Entertainment, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Introduction

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M is (to our knowledge) the first entertainment company built from the ground up to be owned by fans. We're taking advantage of historic new equity crowdfunding laws that allow the public to invest in our Company in its earliest stages of development. With Legion M, fans own the Company, fans get behind the scenes and — when we are successful — fans share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. After all, we're the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually each of us is just a consumer, but when we band together we have undeniable power. And now, thanks to the disruptive new capabilities of equity crowdfunding, we have a first-ever chance to build an entertainment company of our own.

Competitive Advantage

From franchises and established IP, to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

By giving people an ownership stake and a voice in the process, we're creating a legion of fans that are both financially and emotionally invested in the success of our projects. The bigger that audience gets, the more powerful it becomes.

We believe a company owned by a Legion of emotionally invested shareholders has a number of intrinsic competitive advantages, including:

· A legion of fans to come out opening night (and bring out all their friends!);

· A legion of evangelists to share on social media and create grassroots buzz;

· A legion of scouts to help find the next big thing;

· A legion of focus group testers to evaluate ideas and harness the "wisdom of the crowd";

· A legion of advocates to provide energy, enthusiasm and excitement that help propel the Company forward;

- · A legion of creatives to crowdsource ideas and contribute their talents;

- · A legion of fans to help attract the very best talent to our projects.

We believe the result of all this is an ability to reduce risk and improve the odds of success for everything we do. Our long-term goal is to unite one million fans as shareholders of Legion M. If we're successful, this will provide hundreds of millions of dollars to develop content that has one million fans standing behind it. It's an ambitious goal, and one we expect will take many years to achieve. But if we're successful, we believe it could make us one of the most influential companies in Hollywood.

Current Size of the Legion

At 6AM Pacific Time on May 16, 2016 (the day Regulation CF went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF, created by the JOBS Act. Since then, we have completed eight rounds of equity crowdfunding, raising over $16 million from more than 30,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community for free. We do this for several reasons, including the fact that we want to give people the opportunity to "get to know us" before they invest. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a Company whose power comes from the size and strength of its community, we welcome free members with open arms. As of April 2022 our total community (including investors) has over 130,000 people.

How We Make Money

Entertainment is a complex and rapidly changing industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), we focus on parts of the value chain where we believe having a built-in audience can provide a competitive advantage.

As a startup attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide. Legion M has utilized many different business models, including the ones listed below:

Feature Film Production Financing
Legion M has publicly announced investments in the production of four feature films: *Field Guide to Evil, Mandy, Jay and Silent Bob Reboot*, and *Archenemy*. In each of these cases Legion M has made a cash investment in the film in exchange for a potential cash return based on the film's success.

The terms of these deals vary widely and are typically subject to a number of different contracts with the various parties associated with the film. The risk and potential return associated with these investments depends heavily upon the terms of the specific deal and where we fall in the "waterfall" -- the model that determines how (and in what order) revenue earned by the film is distributed amongst all of the stakeholders. Thus far, Legion M has participated in relatively low-risk positions at the top of the waterfall (e.g. a fixed-return investment backed by an existing sales agreement that gets paid back once the film is delivered), as well as high-risk positions at the bottom of the waterfall (e.g. a percentage of the "backend" that gets paid after other investors have earned their return, but is uncapped). In some cases we've also been able to cross-collateralize across alternative revenue streams (e.g. the "Reboot Roadshow" live tour for *Jay and Silent Bob Reboot* and the Jóhann Jóhannsson soundtrack for *Mandy*) and/or secure other terms (e.g. guaranteed minimums) that can help decrease risk.

Legion M has also been able to leverage our position as an equity investor in each of these films to tap into other revenue streams, including release partnerships (see "Release and P&A Partnerships" below) and consumer products/media sales (see "Consumer Products and Media" below).

Revenue (when applicable) collected from these projects is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Direct-to-consumer sales of DVDs, Blu-Rays, movie tickets and merchandise is categorized as "Consumer Products and Media Revenue."

Film and TV Development
Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, licensing IP, packaging talent (e.g. showrunners, actors, directors), creating pitch materials, and pitching projects to financiers, studios, streaming services, networks, distributors and other potential partners. The goal of development is typically to package a project for financing and/or sale so it can be produced.

Legion M has dozens of projects on our development slate. This includes projects like *ICONS: Face to Face* where we invested cash to film a pilot, *The Emperor's Blades* and *Ghosts of Manhattan* where we licensed rights to existing novels to develop into a film or TV series, as well as projects like *Airship Cowboys* and *Stunt Team: Drive* where there is little or no cash required and our investment is primarily the time we spend working with partners to develop the idea. Many of our development stage projects have not been publicly announced.

From an investment standpoint, development projects are generally considered very high risk/reward, meaning that the odds of any given project making it into production are very low, but if you are successful in developing your project into a successful property, the rewards are potentially high.

Legion M has successfully developed two projects:

· In August of 2021 Legion M signed a deal with a major streaming company for the sale of an adult animated TV series developed by Legion M. Due to confidentiality agreements, we cannot yet reveal the name of the project or the streaming partner. As of April 2022 the project is in development at the streamer with a release expected in late 2023, though there is always the chance that a project at this stage can be delayed or cancelled. Credited as a "non-writing producer" of this project, Legion M will earn producers' fees for each episode that is released.

· In January of 2022, Legion M wrapped production for The Man In the White Van, a multi-million dollar feature film (true-crime thriller) developed and produced by Legion M with financing provided by a third party. As producers of the movie, Legion M earns fees from the production budget and also has a stake in any back-end profits the film generates (if applicable). The film is expected to release in 2022 or 2023.

Working with our partners, Legion M plans to continue pitching our development projects to partners like Netflix, Amazon, Hulu, Apple TV+, FX, Sony, HBOMax, Discovery, Disney+ and more. Every pitch we make is an opportunity to launch a new movie, series, or franchise.

While development is generally considered a "cost center" for most production companies, Legion M has found ways to monetize the process and earn revenue from many of our development projects. For example:

· In the process of developing Girl With No Name as a feature film and Darknights and Daydreams as a Broadway play, we launched crowdfunding projects that allowed us to bring fans into the development process and offset our development costs.

· By selling merchandise and media (e.g. autographed books) for projects like The Emperor's Blades, The Gray Area, Calculated, and The Book we are able to build buzz and generate revenue that reduces our downside risk for these projects.

Revenue (when applicable) generated by our development activities is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Revenue related to

sales of consumer products and media (including comics and books) is also categorized as "Consumer Products and Media Revenue."

Release and P&A Partnerships
As a fan-owned company, Legion M has a lot to offer partners during the release cycle of a film and has engaged in the release of several projects. The terms and structures of these deals varies greatly, including but not limited to the ones listed below:

- *Colossa*l, where Legion M partnered with NEON to provide cash for "P&A" (an industry term for the marketing and release of a film) in exchange for a potential cash return based on the theatrical success of the film.   Colossal, where Legion M partnered with NEON to provide cash for "P&A" (an industry term for the marketing and release of a film) in exchange for a potential cash return based on the theatrical success of the film.

- *Bad Samaritan*, where Legion M partnered with Dean Devlin's Electric Entertainment to make an "in-kind P&A investment," in which Legion M promoted the film in exchange for a potential cash return based on the film's theatrical success.

- *Tolkien*, where Legion M partnered with Searchlight Films (a division of Disney) to earn revenue and exclusives for our members in exchange for supporting the release of the film.

- *Save Yourselves!* where Legion M partnered with Bleecker Street to promote the film (which was selected by Legion M Film Scouts at Sundance) in exchange for marketing fees and potential cash return based on the success of the film in its first 2 years of release.

In addition, Legion M has entered into release marketing partnerships for many projects in which we had a pre-existing relationship, including *Mandy, Jay and Silent Bob Reboot,* and *The Field Guide to Evil.* These partnerships allow us to generate revenue and/or offset marketing costs while supporting projects we have a stake in.

Revenue (when applicable) generated by our release and P&A partnerships is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Direct-to-consumer sales of DVDs, Blu-Rays, movie tickets and merchandise is categorized as "Consumer Products and Media Revenue."

Consumer Products and Media
Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. As the community gets larger, that demand grows. Today we have a robust consumer products division which oversees Legion M's ecommerce store, wholesale business, and licensing program.

In 2018, through our investment in the film *Mandy*, Legion M acquired an exclusive license to produce merchandise related to the film and sublicense to third party brands and retailers. Through Legion M's online store (shop.legionm.com) and our licensing and wholesale partners (which include Hot Topic, Spencer's Gifts, Mondo Tees, Funko, and more) we sell items ranging from t-shirts and hats to replica props and Halloween masks. Our ability to generate consumer product, media, and licensing revenue tied to our projects creates value for both Legion M and our partners.

Since our success with *Mandy*, Legion M has acquired merchandising rights to a number of our other projects including *Archenemy*, "The Left Right Game," *Jay and Silent Bob Reboot*, *The Emperor's Blades*, *Memory: The Origins of Alien, Save Yourselves!,* and *Darknights and Daydreams.* For some of our projects, we sell the project media itself, including DVD's, Blu-Ray's, digital movie downloads, books, albums, and comics. In 2020, we expanded into consumables with the addition of Cheddar Goblin and Macaroni and Cheese (from the film *Mandy*) and *Archenemy* Whiskey to our consumer product portfolio.

Our Consumer Products and Media revenue comes from a number of different sources:

- Direct to consumer sales through the Legion M channels (including our shop.legionm.com online store and Amazon storefront)

- Wholesale sales of Legion M product to 3rd party retailers (e.g., Hot Topic)

- Sublicensing to 3rd party manufacturers and brands for their products (i.e., earning royalties by allowing a 3rd party to create and sell products of their own)

Today, consumer products and media sales represent a significant component (44% in 2021 and 71% in 2020) of our revenue. For more information on "Consumer Products and Media Revenue," please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

From an investment perspective (e.g., if we evaluate the time and money we invest in consumer product initiatives using the same criteria we use to evaluate our project initiatives), consumer products offer a number of unique advantages:

- The risks of launching a new ecommerce product are relatively small – particularly now that "print on demand" technology eliminates the risk associated with inventory requirements for many items.

- The time required to achieve returns on a new product line is orders of magnitude shorter than film and TV projects. For example, while it can take years to see a return on a successful film project, it's possible to start making money from merchandise related to a film even before it is released.

- Revenue from merchandising comes directly to Legion M, from which we pay royalties that get put into the waterfall (the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). This is a more advantageous position than other models where revenue is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it's even possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to Legion M.

We also believe that the investments we make in consumer products related to our projects pays dividends beyond the revenue they generate. It's not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build and nurture fandoms.

Revenue from our consumer products and media sales is broken into two categories:

- Revenue tied to contracts with our projects (e.g. *Mandy, Save Yourselves!*, etc.) is included in the "Project Revenue" category.

- Revenue not tied to contracts with our projects (e.g. Legion M merchandise, our in-house "Auto Focus" brand, etc.) is included in our "Non-Project Revenue" category.

Revenue from both of these categories is broken out in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Film Distribution
In April of 2019, Legion M announced our first foray into film distribution — a partnership with Screen Media to acquire the North American distribution rights for the documentary *Memory: The Origins of Alien*. Under this partnership, we're sharing (in a 50/50 split) all the costs and revenues from the North American distribution of the film across all outlets for the next 20 years. Screen Media is providing the expertise required to distribute the film, while Legion M is providing the marketing muscle we believe will help make it successful.

As the distributor of the film (in partnership with Screen Media), our investment is the money and time spent to acquire, market, and distribute the film. These costs include everything from the fees paid to acquire the rights from the

filmmakers to the costs associated with booking theaters, manufacturing DVDs, cutting trailers, designing/printing posters, and buying advertising. However, as the distributor, Legion M and Screen Media will earn a portion of theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, merchandise sales, etc. through the year 2039. It's worth noting that the film was released in 2019, which was the 40-year anniversary of *Alien*, but we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M has secured merchandising rights associated with the film (including the rights from the H.R. Giger estate to offer free gifts with purchase and rights from the Dan O'Bannon estate to sell licensed merchandise) and offers a limited line of merchandise related to the film.

Revenue (when applicable) collected from this project is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Revenue related to sales of DVDs, Blu-Rays, and merchandise sales is categorized as "Consumer Products and Media Revenue."

Live Event Production
Legion M has produced two major live events — the 2017 "Celebrating Stan Lee" handprint ceremony and after-party, and the 2019 "Excelsior!" tribute to Stan Lee (benefiting the non-profit charity The Hero Initiative) shortly after Stan passed away. In both cases, we incurred the effort, costs, and risks of hosting the event in exchange for the revenue generated from tickets, merchandise, food/drink, and sponsorship sales.

Neither of these events was expected to generate a profit (the handprint ceremony was "the fans' gift to Stan," and the "Excelsior!" tribute was a memorial benefitting a non-profit charity). Instead, the revenue generated by these events helped subsidize the costs of what we believe were extremely effective ways to generate exposure and goodwill within the industry and fan communities. Both of the events included a long list of industry participants, including Kevin Feige (head of Marvel Studios), Mark Hamill (*Star Wars*), Laurence Fishburne (*The Matrix*), Kevin Smith (*Jay and Silent Bob Reboot*), Chadwick Bozeman (*Black Panther*), Todd McFarlane (*Spawn*). They also generated extensive news and media coverage from around the world and provided an opportunity for Legion M to "open the gates of Hollywood" and bring our members/shareholders to events that are typically reserved for industry insiders.

In addition to the two major events, Legion M has hosted a number of smaller events, including the "Legion M Lounge" at the Sundance Film Festival, the "Fan Oasis" at Los Angeles Comic Con. While these events are typically free (i.e. there is no ticket sale revenue) we have had some success selling sponsorships. Again, our goal with these events to date has not been to generate a profit (although we'd certainly love to if we could find the right sponsor), but to offset the costs of marketing efforts that allow us to promote our projects and grow our community.

Revenue from the two Stan Lee events is categorized as "Project Revenue" during the appropriate reporting period. Revenue (when applicable) from sale of merchandise and media related to these events is categorized as "Consumer Products and Media Revenue." Sponsorship revenue (when applicable) from our Lounges at Comic Con and Film Festivals is included as "Non-Project Revenue" during the appropriate reporting period. Results for all of these categories can be found in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Finance Plan

As of April 2022, we have raised over $16,000,000 from more than 30,000 investors under Regulation A, Regulation CF and Regulation D.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would likely provide hundreds of millions of dollars. We expect it will take us many successive fundraising rounds to achieve this goal, but if we're successful we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is exploring opportunities to partner with private equity investors, venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects and initiatives.

Entertainment and Media Market

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, NBCUniversal, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios, to networks, technology and distribution companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT ("over the top") services such as Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand).

Throughout all this change, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IPs with established fanbases.

From franchises and IP to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Board of Advisors

While we are fan-owned company, we are not a fan-run company. We believe our fan community is an extremely powerful resource for helping evaluate the *art* of media and entertainment, but the *business* of media and entertainment is extremely complex, nuanced, and highly confidential. To help us navigate these waters, we've established a remarkable board of advisors which currently includes:

- William Shatner, renowned actor ("Star Trek," "TJ Hooker," "Boston Legal," "Rescue 911," etc.), director, producer, screenwriter, author and musician

- Larry Gleason, Distribution and Exhibition Expert, former President of Worldwide Distribution at MGM and former President of Worldwide Exhibition at Paramount

- Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner), the Company behind "Robot Chicken," "Supermansion," and "Buddy Thunderstruck"

- Scott Landsman, Senior Vice President of Comedy Development at Sony TV

- Gaston Dominguez-Letelier, Comic Book and Pop Culture Expert, Founder and Former CEO of Meltdown, Inc.

- Animal Repair Shop (Susan Bonds and Alex Lieu), mixed reality pioneers and former Disney Imagineers

- Lisa Taback, VP Talent Relations & Awards at Netflix, Former Awards Consultant (*Spotlight, Moonlight, La La Land)*

- Kerry O'Quinn, Creator and Publisher of STARLOG, FANGORIA, CINEMAGIC and COMICS SCENE magazines

- Tim League, CEO of Alamo Drafthouse, Founder of Fantastic Fest, Co-founder of NEON

- Adam Rymer, Former President of Legendary Digital Networks

- Doug Hansen, P&A Expert, Former President & COO of Endgame Entertainment, President of Hansian Media

- Michael Arrieta, Business Development Expert, COO of Relativity Media, founder of Big Air Studios and former Sony Executive

- Leonard Maltin, "Entertainment Tonight" renowned film critic and author of Leonard Maltin's Movie Guide

- Christian Parkes, CMO NEON, Former CMO Alamo Drafthouse, Co-founder Beyond Fest

- Andrew Cosby, Co-founder of Boom! Studios, "Eureka" writer and showrunner, *Hellboy* screenwriter

- Yuka Kobayashi, former Director of Stan Lee's POW Entertainment

- Dean Devlin, Electric Entertainment, Co-Writer & Producer of *Independence Day* and *Stargate*, Producer of "The Librarians" and "Leverage," Director of *Bad Samaritan*

- Bill Duke, Actor, Director, Producer (*Commando*, *Predator*, "Falcon's Crest," "Charlie's Angels," "Law and Order SVU")

- Julianne LaMarche, Marketing and Strategic Planning, Former Co-President of BLT Communications, former President of Trailer Park

- Martin Lauber, Founder, Swirl Advertising, Founder/Managing Partner of 19York

- Lynn Bartsch, Former Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

- Rao Meka, Founder of shopVOX, CEO of 1729 Pictures

- Eric Ries, Author of "The Lean Startup," Founder of the Long Term Stock Exchange

- Natalie Farsi, Digital Growth and "Fast Channel" specialist. TYT Network, AwesomenessTV, Viewster, Warner Bros mobile/OTT, Fox Mobile Studios, Warner Music

Employees

As of April 2022, we have eight full time employees, ten part-time employees or contractors that typically work between 1 and 20 hours per week, and a variety of other part-time employees/independent contractors we use on an as-needed basis. We also have an intern program where college students earn course credit for working part-time at Legion M.

Competition

There are thousands of other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners or allies, as collaboration is very common in the entertainment industry.

At this time, we're not aware of any direct competitors utilizing equity crowdfunding to unite entertainment fans like Legion M. The closest potential competitor we are aware of is a company called Angel Studios that recently raised $5 million for a number of projects (including "The Chosen," which is a faith-based TV series following the life of Jesus Christ) as well as a fundraising platform for film and TV projects. Based on the materials we've seen to date, they don't appear to be a direct competitor, but that could change in the future.

In addition, we are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded

entertainment businesses (including equity crowdfunded production slates, comic book companies, and entertainment-related cryptocurrency offerings).

That said, as of April 2022, we are not aware of any companies that have achieved significant traction or that we would consider a direct competitor. Over time this could change.

Intellectual Property

Legion M has the trademark to its name "Legion M," as well as a trademark for "Archenemy" for whiskey.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

THE COMPANY'S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $31,000. Operating mostly virtually, Legion M has coworking conference room space in Century City, CA.

DIRECTORS, EXECUTIVE OFFICERS

The Company's executive officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	52	Appointed to indefinite term of office March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	50	Appointed to indefinite term of office March 9, 2016	Full-time
Terri Lubaroff	Chief Operating Officer, Secretary	49	Appointed to indefinite term of office Nov. 15, 2017	Full-time
Directors:				
Paul Scanlan	Director	52	Appointed to indefinite term of office March 4, 2016	
Jeff Annison	Director	50	Appointed to indefinite term of office March 4, 2016	
Terri Lubaroff	Director	49	Appointed to indefinite term of office November 15, 2017.	

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Terri Lubaroff – Chief Operating Officer, Secretary

Terri Lubaroff, Esq. is Chief Operating Officer and Corporate Secretary of Legion M. She started at Legion M as Head of Acquisition and Corporate Secretary in March 2016 and was promoted to COO in November 2017. Prior to joining Legion M, Ms. Lubaroff served as Chief Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment, and its tech incubator Meltdown Reactor where she incubated nascent tech start-ups in the entertainment space and oversaw white label activations for companies like Microsoft and Wizards of the Coast. She served in that position from January 2014 through January 2016. Contemporaneously, Ms. Lubaroff maintained her own legal practice, both at the Lubaroff Entertainment Law (November 2013-Sept. 2016) and Lubaroff Mediation (August 2009-Sept. 2016). She also oversaw an unscripted reality series with the SyFy channel. Ms. Lubaroff has been an entrepreneur, a lawyer, a mediator and a TV and Film development executive. She previously ran Humble Journey Films, which had an overall deal at Paramount/CBS where she developed and sold nine TV pilots to networks such as NBC, CBS, BET and VH1, two of which she co-created and co-wrote. Ms. Lubaroff has also worked as a talent and literary manager and as a writer and producer in various capacities, including ghost-writing for various clients. She began her entertainment career as an actor, writer and live event producer and director. A member of the California Bar and the Florida Bar, Terri is a frequent guest speaker for the entertainment industry, most notably at San Diego Comic-Con, and was quoted about TV development in the 2008 book, "Small Screen, Big Picture." Terri studied theatre performance and directing and law at the University of Florida, with specialized training in mediation and negotiation from Pepperdine University's School of Law. She is a member of the Television Academy, the Hollywood Radio and Television Society and the Producers Guild of America.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, we compensated our three highest paid executive officers and directors on as follows:

	Capacities in which compensation was received	Salary (1) ($)	Health Benefits (3) ($)	Other Non-Cash Compensation (2) ($)	Total compensation ($)
Paul Scanlan	CEO	$ 140,000	$ 18,444	$ 0	$ 158,444
Jeff Annison	President	$ 140,000	$ 16,972	$ 0	$ 156,972
Terri Lubaroff	COO/Head of Content	$ 132,500	$ 0	$ 16,787	$ 149,287

(1) In April 2020, most of the Legion M staff implemented voluntary pay cuts in response to the COVID-19 crisis. As of April 2022, Paul Scanlan (current salary $140,000 per year) and Jeff Annison (current salary $140,000 per year) are working at 80% of their salary prior to the reduction.

(2) As a reward to some Legion M employees that took a voluntary pay cut in 2020, the company awarded a stock option grant with a value at the date of the grant (as determined by the Black-Scholes formula) approximately equivalent to the amount of salary they gave up. "Other Non-Cash Compensation" reflects this amount (when applicable). Mr. Scanlan and Mr. Annison did not receive these grants.

(3) Legion M executives receive medical and health benefits, life insurance, short and long term disability insurance coverage generally available to all salaried employees. However, some executives pay a lower percentage of premiums for health benefits than other salaried employees. "Health Benefits" reflects the value of this additional benefit (when applicable).

For the fiscal year ended December 31, 2021, we did not pay our directors in their capacity as directors. There are three directors in this group.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

RISK FACTORS

The SEC requires Legion M to identify risks that are specific to its business and its financial condition. Legion M is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it

difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent, the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

In addition, as an early stage startup, we rely on investments to fund our operations. To the extent our investment flow is interrupted by disasters and/or the effect the have on the economy, our ability to maintain operations could be severely hampered.

In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, its impact on the global economy as well as the impact on our current and potential investors, customers, employees, vendors, and industry events, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to further limit operations and/or substantially modify our business practices. Please see the subsection "COVID-19" in the section "Management's Discussion and Analysis." There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

This is a very young company.

Legion M was incorporated in March 2016. It is a startup company, and while our revenues have increased over the past several years, we are not profitable nor are we focused on near term profitability. There is very little history upon which an evaluation of its past performance and future prospects in the entertainment industry can be made. Statistically, most startup companies fail.

What we're doing has never been done before.

We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Our auditor has previously issued that opinion for our financials in previous years. Legion M was incorporated in March 2016, and has a history of losses without profits since inception. The fact that we've been able to raise enough financing and/or revenue to sufficiently fund our operation for the each of the preceding years since inception (each of which had "going concern" opinions on our financial statements) does not guarantee our ability to raise sufficient financing and/or generate sufficient revenue in the future. We have sustained net losses of $2,939,564 and $2,225,398 in the years ended December 31, 2021 and December 31, 2020, respectively, and have an accumulated deficit of $14,416,704. As of December 31, 2021, the Company has working capital with current assets that exceed current liabilities by $1,207,726, has an accumulated deficit of $14,416,704, and does not have liquid assets to satisfy its expected obligations for the next year without additional finance or revenue. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down."

Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise

subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows, virtual reality experiences, transmedia content and events. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in, or even ones you object to.

Even if one of our projects is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high-profile advisors may change their minds and terminate their relationships with the company.

Public perception is important in the entertainment industry.

In order to continue grow our business, we must maintain credibility and confidence among Hollywood creators and producers, our Legion, investors, and other parties in our long-term financial viability and business prospects, and reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our officers, director or employees, may harm our business.

We depend on a small management team and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections and experiences of our three executives, Paul Scanlan, Jeff Annison and Terri Lubaroff. Should any of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Our officers control the company and we currently have no independent directors.

Our three executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this offering. In fact, even if they were to own as little as 5.1% of the equity securities of the Company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

The shares of Common Stock being offered are subject to drag-along rights.

The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the Company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees and early investors) decide to sell the Company, you are agreeing to go along with that sale, even if you don't agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned.

Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision was to be challenged, a sale of the Company might not be effected, and all the shareholders could miss an opportunity to realize the value of their investment.

The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – Forum Selection Provisions". Further, our subscription agreements for our Regulation A and Regulation CF offerings include exclusive forum provisions for certain lawsuits pursuant to the subscription agreement, see "Securities Being Offered – Forum Selection Provisions". The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in our Regulation Crowdfunding offerings and their transferees are bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

The offering price has been arbitrarily set by Legion M.

Legion M has set the price of its Class A Common Stock at $15.00 (although the Effective Share Price each investor pays will be lower – for more information please see the "How We Determined the Offering Price in this Offering" section in "Plan of Distribution and Selling Shareholders"). Valuations for companies at Legion M's stage are purely speculative. While we have revenue, we are not yet profitable. Many entertainment projects may not provide a return on investment for years. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M's recent successful Regulation Crowdfunding and Regulation A offerings, we have over 30,000 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is to grow the shareholder base to one million through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Legion M to fail.

Equity crowdfunding is new.

Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don't exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

There is no current market for Legion M's shares.

The securities being offered in this offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our securities. If the Company is successful, we expect to IPO or list on an exchange or alternative trading system that allows investors to sell their shares, but there is no guarantee that will happen, or that if it does happen that there will be demand to purchase your shares at your desired price or at any price at all. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

Cryptocurrency and the ICO wave could muddy the market.

To date, Legion M has focused fundraising efforts purely on the new provisions enabled by the JOBS Act. Blockchain technology and the advent of cryptocurrencies have enabled new methods of raising money – some of which are legal but many of which are not. Either way, developments in the cryptocurrency space could potentially confuse investors, create opportunities for direct competitors, and/or otherwise have adverse effects on Legion M's ability to raise funds.

Competitors could overtake our momentum.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

Our shares are illiquid and there is no current market for our Common Stock, so you may not be able to sell your shares.

Investors who purchased the Company's Class A Common Stock in our Regulation CF offering will have to hold their shares for at least one year. Even after one year, investors may not be able to sell their shares because there is no formal marketplace for the resale of the Company's Class A Common Stock and the Company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them, as there would be if the Company were a publicly traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Since the Company has not established a trading forum for the Class A Common Stock, there will be no easy way to know what the Class A Common Stock is "worth" at any time. Moreover, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such a liquidity event does not occur, investors could be left holding their shares until the Company runs out of capital and liquidates.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 1, 2022, Legion M's voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1)(3)	Percent of class (2)
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	733,331 shares of Class B Common Stock		44.5%
		144 shares of Class A Common Stock		<1%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	598,251 shares of Class B Common Stock		36.3%
		56 shares of Class A Common Stock		<1%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	1,448,872 shares of Class B Common Stock	94,538 shares available under stock options (4)	83.1%
		235 shares of Class A Common Stock		<1%

(1) Based on a total of 1,649,262 shares of Class B Common Stock and 1,588,183 shares of Class A Common Stock, which are issued and outstanding as of April 1, 2022.

(2) This calculation is the number of shares of voting securities that a person owns now, plus the number of shares the person is entitled to acquire as of June 1, 2022. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

(3) All shares are directly held.

(4) The options were granted under the 2016 Equity Incentive Plan.

RECENT OFFERINGS OF SECURITIES

The Company has engaged in the following exempt offerings during the past three years:

- The Company had a Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.

- The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.

- The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2020, and during that period investors were able to purchase shares of Class A Common Stock. During the year ended December 31, 2020, 98,790 shares were sold generating $1,188,839. The Company used the proceeds from that offering for Legion M projects, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.

- The Company had a Regulation CF offering open in 2021, which closed on April 30, 2021, having sold 125,635 shares for a total of $1,794,068. The Company used the proceeds from that offering for projects, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.

- The Company had a Regulation CF offering open from October 5, 2022, through April 30, 2022. We are still processing the amounts, but as of May 2, 2022, the company sold approximately 250,290 shares for gross proceeds of $3,342,150. As of May 2, 2022, there was approximately $399,260 in escrow, which may or may not clear for distribution to the Company. The Company used and intends to use the proceeds from that offering for projects, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.

DESCRIPTION OF CAPITAL STOCK

Legion M sold Class A Common Stock in its Regulation Crowdfunding offerings.

Legion M's authorized capital stock consists of 20,000,000 shares of Common Stock, at $0.0001 par value, of which 17,000,000 shares are Class A Common Stock and the remaining 3,000,000 shares are Class B Common Stock. Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that (i) each holder of Class B Common Stock is entitled to 10 votes per share of Class B Common Stock whereas each holder of Class A Common Stock is entitled to only 1 vote per share of Class A Common Stock, and (ii) there are certain restrictions to transfer of the Class B Common Stock that do not apply to the Class A Common Stock.

Legion M modelled its dual class stock structure after leading companies, including Google, Facebook and Berkshire Hathaway. This structure allows us to be owned by a very large group of small, non-professional investors while maintaining strong corporate governance. We feel it's important for all our shareholders' interests to be aligned, and have purposely avoided giving financial preferences or taking investment from those who insist on having them. Since our goal is to grow our Legion as large as possible, we have set the minimum investment amount per investor at $100. We expect our Legion of shareholders to be comprised of a large number of small, non-professional, or even first-time investors, with not much experience in start-ups or the entertainment industry. While we believe the opinions of these investors will be extremely helpful for us to find, develop, and promote entertainment content, we don't believe they are well suited to

vote on material corporate decisions on a pari passu basis with the founders or other seasoned industry veterans who are also shareholders of the company.

As of December 31, 2020, the Company had 1,238,917 shares of Class A Common Stock and 1,637,243 shares of Class B Common Stock issued and outstanding.

The following is a summary of the rights of Legion M's capital stock as provided in its Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws.

Class A Common Stock

Voting Rights.

Each holder of Legion M's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Certain holders of Class A Common Stock sold in our Regulation A and Regulation CF offerings are subject to a drag-along provision pursuant to which each such holder of Class A Common Stock agreed that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock (taking into account the 10 votes per share voting of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants. The enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law.

Dividends.

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M's Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Class B Common Stock

Voting Rights.

Each holder of Legion M's Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends.

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M's Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class A Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Restrictions on Transfer

No holder of Legion M's Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock without Legion M's prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

All Classes of Common Stock

Liquidation Rights.

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights.

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

Forum Selection Provisions.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M's Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws.

Section 7 of our subscription agreements provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founders, Paul Scanlan and Jeff Annison. As a result, these few people collectively have the ability to make all major decisions regarding the company. As a holder of Class A Common Shares, you will hold a minority interest in the company and the founders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Legion M or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

VALUATION

We set the valuation based on internal analyses, including the performance and price of previous rounds, the subsequent growth and development of our community, and the early performance of our first projects, along with discussions with third parties including our lawyers, advisors, seed investors, and venture capitalists with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows. Finally, when setting our valuation we also looked at our long-term fundraising goal (uniting 1 million fans as shareholders of Legion M) and the likely funding scenarios that would allow us to achieve that.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Going Concern Statement

Legion M is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups, and the reason those startups raise money. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

Over the past 6 years, the Company has raised over $16 million and generated over $3 million in revenue. We've also managed our spending such that those funds were enough to pay for our operations. As our auditor points out in the Independent Auditor's Report, it is not guaranteed that we'll be able to do so in the future. If we're not able to raise enough money and/or generate enough revenue, the Company could go out of business, which could potentially affect the accounting treatment used in our financials (e.g., things like "deferred revenue" and "accounts receivable" are treated differently for a company that is insolvent). The financial statements and analysis in this report do not contemplate adjustments that would need to be made if the Company ceased to be a going concern.

Upcoming 10-for-1 Stock Split

From December 27, 2021 through January 7, 2022, Legion M held a special stockholders' meeting during which a 10-for-1 stock split was passed by our outstanding Class A Common Stock and Class B Common Stock. The Class A Common Stock (owned by equity crowdfunding investors) had 437,967 votes (96%) for the proposed split, and 16,103 votes against the split. Based on this result, the Legion M founders and staff voted their shares for the proposal. In total, the proposal passed with over 99% of total votes for the split.

As of April 30, 2022, we have not yet determined a date for implementation of the stock split, but expect it will occur in the first half of 2022 after Round 8 has completely closed. When the stock split occurs, the number of Legion M shares, options and warrants held by all owners will increase by 10X, Because the split happens for all shareholders simultaneously, it does not affect the % ownership of any shareholders. For more information, please review the Stock Split proposal and FAQ, which can be found at: https://legionm.com/shareholder-updates/stock-split-vote.

2021 Operating Results

Our revenue for the year ended December 31, 2021 ("Fiscal 2021") was $1,062,732, a 14% increase over our revenue of $933,570 during the year ended December 31, 2020 ("Fiscal 2020").

While Legion M receives revenue from a wide variety of sources, it can be broken down into two major categories:

· Project Revenue. Revenue directly related to our contracts for the projects outlined in the "Active Projects," "Development Projects" and "Completed Projects" sections of this document.

· Non-Project Revenue. All other revenue, including sales of non-licensed merchandise, ticket and sponsorship income for Legion M community events (e.g., the "Legion M Lounge" at Sundance), and revenue attributable to shipping and handling fees, including when those fees are associated with project-related merchandise

Project Revenue increased 29% to approximately $929,232 in Fiscal 2021 from approximately $718,108 in Fiscal 2020, and represented approximately 87% of our total revenue in Fiscal 2021 compared to approximately 77% in Fiscal 2020. Project Revenue in 2021 came from 15 unique projects (up from 10 in Fiscal 2020), including 7 (up from 4 in Fiscal 2020) that generated at least $10,000 in revenue. The largest revenue contributions in Fiscal 2021 came from *Archenemy, Mandy,* and *The Man in the White Van.*

Generally speaking, the projects and products that contribute revenue for Legion M vary from year to year. Given the variety of business models that Legion M engages in (see the section "How We Make Money") and the inherent "lumpiness" of many entertainment projects (e.g., the revenue from each project often varies wildly over time depending upon where the project is in its release cycle), we expect Legion M revenue, and the combination of projects that produce that revenue, to be volatile from year to year.

Non-Project Revenue decreased 37% to approximately $133,499 in Fiscal 2021 from approximately $215,462 in 2020, and represented approximately 13% of our total revenue in Fiscal 2021 compared to approximately 23% in Fiscal 2020. The decrease in non-project revenue was primarily attributable to sales of cloth facemasks in the Legion M storefront that were available in Fiscal 2020, but were not sold in Fiscal 2021.

In addition, Legion M's revenue can also be broken out by revenue received from consumer products and media, which is defined as revenue earned from sales and shipping of merchandise (e.g. clothing, accessories, props, consumables, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) via:

· direct-to-consumer sales (e.g., via shop.legionm.com, amazon.com, in-venue activations, etc.);

· wholesale sales to 3rd party vendors (e.g., Hot Topic, comic book shops, etc.); and

· licensing agreements (e.g., sublicensing to 3rd parties who handle manufacturing and sales and pay us a royalty).

It's worth noting that Consumer Products and Media Revenue related to Legion M Projects represents Project Revenue that Legion M collects and participates in *before* it feeds into the project waterfall (i.e., the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). Project Revenue from other sources (e.g., distribution, financing, etc.) is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it's possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to us.

Consumer Products and Media Revenue decreased 22% to approximately $524,887 or 49% of our revenue in Fiscal 2021, compared to approximately $673,928 or 72% of our revenue in Fiscal 2020. As with our project revenue, the products that generate Consumer Products and Media revenue often vary greatly from year to year. In Fiscal 2020, some of our top revenue drivers in this category were direct sales of DVDs/Blu-rays for the *Jay and Silent Bob Reboot* and *Memory: The Origins of Alien* (both of which were released to theaters in late 2019 and on DVDs/Blu-ray in early 2020), direct sales of cloth facemasks (benefitting the Actors Fund), and wholesale sales of products related to the *Jay and Silent Bob Reboot*. In 2021 our top Consumer Products and Media revenue streams came from direct sales of Funko Pops (including the exclusive Funko Pop that could only be purchased from Legion M), direct sales of products related to the likeness of Nicolas Cage, and licensing revenue (including Funko Pops sold by other retailers) related to the film *Mandy*. As with our project revenue, we expect that our Consumer Products and Media revenue will vary significantly from year to year based on the release cycles of our projects and the unique products we develop for them.

Costs of net revenue in Fiscal 2021 was $726,772, a 14% decrease compared to $849,564 costs of net revenue in Fiscal 2020. The decrease in costs came despite an increase in revenue, yielding a gross profit of $335,959 in Fiscal 2021, which was a 300% increase compared to our gross profit of $84,006 in Fiscal 2020. Our gross profit margin increased to 32% in Fiscal 2021 from 9% in Fiscal 2020. This increase was the result of a greater concentration of revenue from higher margin sources (e.g., producer's fees and licensing revenue in 2021 compared to low margin facemasks benefiting a charity in 2020). As stated above, at this stage in the Company's development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For Fiscal 2021, operating expenses were $3,429,046 compared to Fiscal 2020 operating expenses of $2,319,404, a 48% increase. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

The increase in spending was driven almost entirely by sales and marketing, as Legion M returned to the spending levels employed prior to the onset of the COVID-19 pandemic. Our sales and marketing expenses were $1,738,695 in Fiscal 2021 compared to $574,857 in Fiscal 2020 and $1,989,641 in Fiscal 2019. This reflects increased bullishness on Legion M's part after the severe reduction of spending triggered by uncertainty at the onset of the pandemic in 2020. Fundraising and growth of the Legion were the primary drivers of marketing spend in 2021, though we also spend money to market Legion M projects and merchandise. We successfully closed Round 7 in April of 2021 and launched Round 8 in October of 2021. Through all rounds, we raised $3,318,054 in Fiscal 2021 compared to $1,153,080 during Fiscal 2020.

Our costs of compensation and benefits fell slightly to $1,128,550 in Fiscal 2021, compared to $1,274,320 in Fiscal 2020. These costs include not only cash expenses (e.g., the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, costs of project-specific labor expenses are capitalized and appear as "Investments in productions" on our Balance Sheet instead of the "Compensation and Benefits" line of the Statements of Operations.

Our cost of independent contractors decreased to $13,310 in Fiscal 2021 from $93,188 in Fiscal 2020 as a result of decreased utilization of independent contractors. Our cost of professional fees increased to $189,717 in Fiscal 2021 from $168,193 in Fiscal 2020 due to an increase in legal and accounting fees.

Travel expenses increased to $44,529 in Fiscal 2021 from $22,580 in Fiscal 2020 due to increased travel as the pandemic subsided. Our general and administrative costs were fairly consistent, decreasing to $169,205 in Fiscal 2021 from $176,939 in Fiscal 2020.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the "Investments in productions" that are included on our

Balance Sheet. In Fiscal 2021 we had $140,556 in asset impairments related to our projects. Over $100K of this impairment came from costs associated with our Stan Lee ICONS shoot (see the "Projects" section below). Legion M still owns the footage from this shoot and hopes to someday exploit it, but given the time that has elapsed since it was captured (over 5 years) and uncertainty around if/when/how we'll be able to monetize it, we felt it was best to remove the capitalized costs from the balance sheet. The remainder of the impairment (~$40K) came from adjustments to expected revenue from 3 different projects.

In Fiscal 2021, some of our Project Revenue was associated with costs that were previously capitalized on our Balance Sheet. This resulted in $199,519 of previously capitalized costs being recognized on the Statements of Operations as cost of net revenue in Fiscal 2021. In addition, we had $29,911 in costs that were capitalized during Fiscal 2021. As a result of all the factors mentioned above, as of December 31, 2021, we had $586,255 of capitalized "Investments in productions" on our Balance Sheet, compared to $896,419 as of December 31, 2020.

These capitalized costs represent "bets we still have on the table." It's impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g., our distribution rights for *Memory: The Origins of Alien* last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

The cost of depreciation was relatively unchanged between Fiscal 2021 and Fiscal 2020 ($4,484 vs. $9,327, respectively).

In Fiscal 2021 we had a PPP loan of $139,868 forgiven, and state grants of $15,013. In Fiscal 2020, we had an EIDL grant of $10,000.

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2021 was $2,939,564, a 32% increase compared to our loss of $2,225,398 in Fiscal 2020.

MANAGEMENT EVALUATION OF OPERATING RESULTS

In terms of financing, Legion M is a relatively early-stage company. The amount of money we've raised (over $16 million as of April 2022) puts us squarely in the startup realm – about the equivalent of a VC backed startup that completed a series A and is working on a series B funding.

When evaluating startups at Legion M's stage (our round 8 pre-money valuation ranged from $40,427,363 to $48,512,836 depending on the number of bonus shares issued) we believe it's more important to look at potential for *growth* rather than near-term revenue. If you had the ability to go back in time and invest in Facebook when it was run by a college drop-out from a home in Palo Alto, Tesla when it was designing a first-of-its-kind electric roadster, or Amazon when its world HQ was a garage, you wouldn't invest because of the P&L–you'd invest in the vision for the future. The same is true for avoiding investments in high-flying flame-outs like Pets.com, MoviePass, and Quibi.

We believe the once-in-a-lifetime disruption of the JOBS Act has created an opportunity for us to build a new type of company with sustainable competitive advantages in multi-trillion dollar global industry. Our founders Paul Scanlan and Jeff Annison have a track record of success – in 1999 they founded (along with one other cofounder) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones. While Paul and Jeff were there (Jeff left in 2009, Paul in 2015), MobiTV grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world.

Doing something new is always a risk, but we've done this before and believe we can do it again. After all, we're investing in Legion M alongside you — we're risking our money, our reputations, and our careers that we can make this company a success.

Key Performance Metrics

As a startup, our primary focus is growth. We consider three primary metrics when evaluating projects and initiatives.

Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of the most important considerations.

Strategic Benefit - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to "level up" by forming strategic relationships and developing new capabilities that create long-term value for the Company.

Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our Company, and the potential for financial return is an important consideration when we evaluate projects. That said, we're willing to forgo revenue when we believe the growth or strategic benefit of a project or initiative will provide greater long-term value for the company.

Just as you wouldn't assess an automotive company on the profitability of its prototypes, we believe the best way to evaluate Legion M's projects and initiatives is with an eye to the future. Many of our projects and initiatives are experiments that allow us to better understand our business and demonstrate what a fan-owned company is capable of. We expect some will be financially successful and others will not, but over time we hope to grow the Legion and "level up" to larger opportunities.

In the short time we've been operating we have seen dramatic improvement in not only our access to opportunities, but also our ability to execute on them, as well as our ability to negotiate favorable terms. For example, in the early days of the company we had to invest in projects in order to get a seat at the table. As we grew, we started to earn our seat at the table through sweat equity and "in-kind investments." Today, we've gotten to the point where we can get paid (in the form of producer's fees) to sit at the table. As we grow, we hope these trends will continue. If we achieve our goal of one million shareholders, there could come a day when NO project is out of reach, and it will simply be a matter of choosing which ones we want to get involved in.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the Company in 2016, we had little more than an idea. Since then, we've focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

· One of the most successful equity crowdfunded companies in JOBS Act history, with over 30,000 investors (as of April 2022) and over $16M raised.
· Demonstrated ability to build a community, with over 130,000 members (inclusive of investors) eager to help shape the future of Hollywood.

· Demonstrated ability to grow revenue: Our 2021 revenue is up 14% from 2020, 65% from 2019 and 491% from 2018.

· Demonstrated ability to develop, package, and finance a movie (see *The Man In the White Van* in the "Active Projects" section).

· Demonstrated ability to develop, package, and sell a TV series (See "Unnamed TV Project" in the "Development Projects" section).

· Demonstrated ability to work on projects with top tier talent, including Anne Hathaway, Nicolas Cage, Stan Lee, Kevin Smith, Jason Sudeikis, Joe Manganiello, Sunita Mani, Sean Astin, and more.

· Demonstrated ability to partner with top tier companies (with notable credits), including NEON (*Parasite*, *I Tonya*, *Palm Springs*), Bleecker Street (*The Assistant, Trumbo, Beasts of No Nation*), Searchlight (*JoJo Rabbit,*

The Shape of Water, Birdman), SpectreVision (*No Man of God, Color out of Space*) and Nederlander Worldwide Productions (live theater presentations including *Hamilton*, *Wicked*, and *The Lion King*).

· Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (Stargate, Independence Day, "Leverage," "The Librarians"), renowned author Eric Ries (*The Lean Startup*), legendary movie critic Leonard Maltin ("Entertainment Tonight"), Actor/Producer/Director Bill Duke (*Commando, Predator, X-Men: The Last Stand*) and current/former executives and creatives from Netflix, Sony, Lucasfilm, Epic Games, MGM, NEON, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

· Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.

· Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and social media campaigns with tens and even hundreds of thousands of reactions, comments, and shares.

· Positive references from producers we've worked with including Dean Devlin (creator of *Stargate* and *Independence Day*) and actor/producer Elijah Wood of SpectreVision (producer of *Mandy*), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleecker Street.

· Demonstrated ability to establish IP, including generating over $125,000 in Kickstarter pre-release sales for *Girl with No Name*, setting a record (at the time) for the most backed project in the history of Kickstarter's comic book category.

· Demonstrated ability to develop tools and technology (e.g., Film Scout, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.

· Demonstrated value for studios, including a 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film *Tolkien*.

· Demonstrated ability to generate data, with over 200,000 votes cast on the Legion M FILM SCOUT app at Sundance Film Festival, leading to a 2019 partnership with Screen Media to purchase the North American distribution rights for *Memory: The Origins of Alien* and a 2020 partnership with Bleeker Street Media for the release of *Save Yourselves!*

· Demonstrated ability to "Open the Gates of Hollywood" for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, lounges at Sundance Film Festival and Comic Cons, special events like the Stan Lee Handprint Ceremony and 2019 Saturn Awards, and online livestream Q&A with creators.

Legion M Projects

Legion M classifies our projects to fall into one of three stages:

1. "Active Projects" are projects that have made it into production or have already been released.

2. "Completed Projects" are Active Projects that have reached a point where we don't expect them to generate significant additional revenue.

3. "Development Projects" are projects in development that have yet to secure a release.

Active Projects

Legion M defines "Active Projects" as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we don't expect it to generate significant additional revenue, we consider it a "Completed Project."

As of April 2022, Legion M has the following Active Projects:

THE MAN IN THE WHITE VAN
As producers of the feature film, Legion M earns fees from the production budget and also has a stake in any back-end profits the film generates (if applicable). The film is expected to release in 2022 or 2023.

ARCHENEMY
As executive producers and equity investors in this feature film, Legion M has potential to earn revenue based on all revenue sources associated with the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a robust line of consumer products tied to the film.

SAVE YOURSELVES!
As a release partner with Bleecker Street, Legion M's return on this project will be based on the success of the film in the first 2 years of release. In addition, we've secured a merchandise license for the film, and have a line of merchandise in the Legion M store.

MEMORY: THE ORIGINS OF ALIEN
As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue earned from all sources of revenue associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It's worth noting that the film was released in 2019, which was the 40-year anniversary of *Alien*. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039. In addition, Legion M secured licenses from the Dan O'Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

JAY AND SILENT BOB REBOOT
As an equity investor in the film, Legion M's return is tied to the success of both the movie and the Reboot Roadshow. In addition, Legion M secured a *Jay and Silent Bob Reboot* merchandise license and carries a line of merchandise in our store.

MANDY
As an equity stakeholder in the film, Legion M's return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for *Mandy* (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially-licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

FIELD GUIDE TO EVIL
As an equity investor in the film, our return is based on revenue generated by the film.

Development Projects

In addition to the Active Projects listed above, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance or sell a project so it can be produced. For more information, please see the "How We Make Money" section above.

Development is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood, and while -only a very small percentage get made, the potential value of a successful project can be quite large. At one point, *Game of Thrones* was just a series of books, and shows like "American Idol" were nothing more than a glimmer in the eye of producers. Every project we develop and every pitch we make is an opportunity to launch a new movie, series, or franchise.

As described in the "How We Make Money" section, Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production -- the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project's odds of success.

While many of Legion M's development projects have not been announced, some of those that have been publicly announced are listed below:

UNNAMED TV SERIES
In August of 2021 Legion M signed a deal with a major streaming company for the sale of an adult animated series developed by Legion M. Due to confidentiality agreements, we cannot yet reveal the name of the project or the streaming partner. As of April 2022, the project is in development at the streamer with a release expected in 2023, though there is always the chance that a project at this stage can be delayed or cancelled. Credited as a "non-writing producer" of this project, Legion M will earn producers' fees for each episode released.

DARKNIGHTS AND DAYDREAMS
In June of 2021, Legion M announced a partnership with Michael Uslan (producer of the *Batman* motion picture franchise) and Nederlander Worldwide Productions (a leading Broadway production company responsible for productions of shows that include *Hamilton, Lion King, Wicked*, etc.) for *Darknights and Daydreams*, a live theatrical production that tells the story of how a blue-collar comic book nerd in his 20's ended up acquiring the movie rights for the Batman franchise and persevered for over 10 years to produce Tim Burton's seminal 1989 release of *Batman* (Michael Keaton, Jack Nicholson, Kim Bassinger).

Credited as an Associate Producer for the project, Legion M contributed development money in exchange for revenue generating rights related to the production. In June of 2021, Legion M launched an IndieGoGo campaign giving fans an opportunity to "come along for the ride" in developing the play and generated $28.5K worth of revenue to help offset our contribution of development money.

CALCULATED
In June of 2021, Legion M announced a partnership with OneDoor Studios for the development of a film based on Nova McBee's novel *Calculated.* The OneDoor team, led by Executive Chairman John Lee Jr. (author of *The Producer's Business Handbook*), Jason Brents, and Stephen Wollwerth, is developing the novel by equity crowdfunding the funds required to attach a writer and director to the project. As part of our partnership, Legion made a small cash investment in OneDoor's equity crowdfunding campaign and agreed to support the project with promotion and development support in exchange for a stake in the project.

DEFIANT
On March 10, 2021, Legion M announced *Defiant*, a new feature film project that is *Glory* meets *Ocean's 11* in the thrilling TRUE story of the most audacious heist in US history. The project was brought to Legion M's attention by fans in the company's Facebook group and its screenplay was written by a Legion M member. The script received positive coverage from Endeavor Content, and we partnered with the Wolper Organization (producers of "Roots") and legendary actor, director, producer & Legion M advisor Bill Duke (*Mandy, Predator,* "Black Lightning").

THE GRAY AREA
On March 26, 2021, Legion M announced a paranormal cop project that received high ratings in our M-Pulse survey; the graphic novel created by John Romita, Jr. (*Kick-Ass*) and Glen Brunswick (*Frequency*), written by Glen Brunswick, illustrated by John Romita, Jr. called *The Gray Area*. Legion M has attached producers Michael Uslan (*Batman*) and David Uslan (*Constantine*), as well as an unannounced "A-list" writer to the project to adapt it as a feature film or television series.

THE BOOK
On April 8, 2021, Legion M announced *The Book*, a graphic novel from Arcana Comics co-created by Erik Hendrix and Michael David Nelsen. The story tracks a group of young friends backpacking through Italy who come upon a travel guide called "The Book," which promises unique off-the-beaten-path adventures. However, they get more than they bargained for when The Book leads them into the clutches of a demonic cult. A thematic mashup of *The Da Vinci Code, Hostel, The Ninth Gate,* and *Final Destination*, the storyline leaves room to develop a franchise in which different travelers around the globe discover pages that lead them on strange and possibly dangerous adventures. Our producing partners on this project include Arcana Comics and David Uslan.

DESTINATION FANTASTIC
On April 13, 2021, Legion M introduced "Destination Fantastic," a travelogue show in which the audience journeys to the exotic destinations behind some of the fantasy/sci-fi genre's greatest works of art, literature, music, and film. When possible, the series will talk directly with the creators of the world's greatest fantasy and genre works. We describe it as "Anthony Bourdain: Parts Unknown" but for geek culture, hosted by famed game master and fine artist Stefan Pokorny and co-produced by game master, author, and illustrator Satine Phoenix.

GHOSTS OF MANHATTAN
On September 24, 2020 Legion M announced a partnership with Powerhouse Animation ("Castlevania," "Blood of Zeus"), Emmy Award-winning showrunner Aaron Waltke (*Trollhunters*) and producers Michael Uslan (*Batman*), David Uslan (*Constantine*) and Bowman Modine to turn George Mann's *Ghosts of Manhattan* book series into an adult animated sci-fi series or feature film.

THE EMPEROR'S BLADES
On December 16, 2019, Legion M announced it had acquired rights to develop Brian Staveley's epic fantasy trilogy *Chronicle of the Unhewn Throne* as a television series titled after its first novel, *The Emperor's Blades. The Lord of the Rings* trilogy co-producer and second unit director Rick Porras (*Forrest Gump, Contact*) and writer/producer Robbie Silverman (*Hero*) joined as executive producers. Legion M attached two unannounced showrunners, and in 2020, we attached Powerhouse Animation ("Castlevania," "Blood of Zeus," "Seis Manos," *etc.*) to develop the project.

GIRL WITH NO NAME
In October of 2018, Legion M announced a partnership with Co-Op Entertainment's Laura Ivey (*Walking Out, Ithaca*) and Tanya Wexler (*Jolt*, *Hysteria*, *Buffaloed*) to develop *Girl with No Name,* a feature film and comic book based on Alex Ranarivelo's Slamdance award-winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April 2019, the Kickstarter ended with over $135,000 in presales from 2,827 backers, making it the most-backed Kickstarter project for the single-issue comic book category at that time

ICONS: FACE TO FACE
"ICONS: Face to Face" is a virtual reality interview series that allows fans to stand face to face with the luminaries, titans, and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world. In January 2017, Legion M filmed a pilot episode of the "ICONS" series featuring the legendary Stan Lee and his wife, Joan Lee. The two were interviewed in their home by actor/writer/director Kevin Smith.

The costs associated with filming the Stan Lee pilot were impaired (removed from our balance sheet) in Fiscal 2021, however Legion M is continuing to develop the ICONS series, and still hopes to release the Stan Lee footage, as we believe it to be one of the last comprehensive interviews before Stan passed away.

EVERMOR
In March of 2018, Legion M announced the development of a one-hour sci-fi/fantasy series "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 *Hellboy* movie and co-creator of SyFy's hit series "Eureka") has attached to the series as showrunner.

AIRSHIP COWBOYS
In March of 2018, Legion M announced "Airship Cowboys," a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney.

PITCH ELEVATOR
In October of 2016, Legion M built a full-size elevator set on the show floor of Stan Lee's Los Angeles Comic Con. Inside were a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show, or virtual reality idea. We then built an online game that allowed members of the Legion to evaluate the pitches (over 400 of them) and narrow them down to the top 33. Once that was complete, we created a treatment for a digital series that would allow us to narrow the field to one champion who would win a development deal with Legion M.

Completed Projects

Once an Active Project has reached a point where we don't expect it to earn significant additional revenue, we consider it completed. As of April 2022, Legion M has the following completed projects.

THE LEFT RIGHT GAME
In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series "The Left Right Game" co-produced by and starring Tessa Thompson. Note that Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Legion M made a small "in-kind" investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal and carry a line of products for "The Left Right Game" in the Legion M store.

TOLKIEN
In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film *Tolkien*, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE
On January 30, 2019, Legion M partnered with Stan Lee's POW! Entertainment, Kevin Smith's Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018. Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee's charity of choice, The Hero Initiative. Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the Company, but to generate marketing and awareness of Legion M by "giving back" to Stan and the community of fans who loved him (see "How We Make Money – Live Events" for more information).

BAD SAMARITAN
In 2018, we partnered with Dean Devlin's production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film *Bad Samaritan* starring David Tennant and Robert Sheehan.

STAN LEE CELEBRATION
On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an

honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, *Spawn* creator Todd McFarlane, "S.H.I.E.L.D." star Clark Gregg and *Black Panther* star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a "Tony Stark House Party" at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors. As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise.

COLOSSAL
In early 2017, we partnered with distribution company NEON for the theatrical release and marketing of the feature film *Colossal* starring Anne Hathaway and Jason Sudeikis.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2021, Legion M had approximately $1,227,661 cash on hand. As of April 27, 2022, Legion M had approximately $1,135,634 in cash on hand, and approximately $296,500 of investor funds from Round 8 in escrow at StartEngine.

In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan ("EIDL") program administered by the SBA.

In March of 2021 the Company received a second PPP loan for an amount of $108,573, which was completely forgiven by the SBA on February 14, 2022.

In January of 2021 the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan are to begin August 2022 and will $236 per month. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card that we typically pay off each month.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the Company. We believe that could make us one of the most influential companies in Hollywood. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We've had seven successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies."

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies," and our shareholders could receive less information than they might expect to receive from more mature public companies.

REGULATORY INFORMATION

Ongoing Reporting

The company has filed all of its ongoing reports under Regulation Crowdfunding.

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Regulation A filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

FINANCIAL STATEMENTS OF LEGION ENTERTAINMENT, INC.

Please see our Audited Financial Statements for fiscal years ending December 31, 2021 and 2020 included as an exhibit to this Annual Report on Form C-AR.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on May 2, 2022.

Legion M Entertainment, Inc.

/s/ Paul Scanlan
By Paul Scanlan, Co-Founder, Chief Executive Officer,
Chief Financial Officer and Treasurer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Paul Scanlan
Paul Scanlan, Chief Executive Officer, Chief Financial
Officer, Treasurer and Director
Date: May 2, 2022

/s/ Jeff Annison
Jeff Annison, President and Director
Date: May 2, 2022

/s/ Terri Lubaroff
Terri Lubaroff, Director
 Date: May 2, 2022

Legion M Entertainment, Inc.

A Delaware Corporation

Audited Financial Statements

December 31, 2021 and December 31, 2020

Legion M Entertainment, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2021 and 2020

Legion M Entertainment, Inc.

TABLE OF CONTENTS



To the Board of Directors of
Legion M Entertainment, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Legion M Entertainment, Inc. (the "Company") which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has no profits since inception, incurred negative operating cash flows, and has sustained net losses of $2,939,564 and $2,225,398 for the years ended December 31, 2021 and 2020, respectively. The Company has an accumulated deficit of $14,416,704 as of December 31, 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
April 23, 2022


Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com


Legion M Entertainment, Inc.
Balance Sheets
As of December 31, 2021 and 2020

		As of December 31, 2021		As of December 31, 2020
ASSETS				
Current assets:				
Cash	$	1,227,661	$	158,871
Subscriptions receivable in escrow		571,112		94,726
Other receivable		7,003		7,070
Inventory		146,501		133,668
Accounts receivable		30,817		9,922
Accrued revenue		-		22,804
Prepaid expenses		55,588		52,323
Total current assets		2,038,682		479,384
Non-current assets:				
Property and equipment, net		4,158		5,486
Investments in productions, net		586,255		896,419
Total non-current assets		590,413		901,905
TOTAL ASSETS	$	2,629,095	$	1,381,289
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	414,655	$	139,434
Deferred revenue		246,612		25,144
Note payable		108,573		139,868
Accrued expenses		61,116		145,505
Total current liabilities		830,956		449,951
Long-term liabilities:				
Loan payable		48,200		-
Total long-term liabilities		48,200		-
Total liabilities		879,156		449,951
Stockholders' equity:				
Class A common stock, $0.0001 par, 17,000,000 authorized, 1,541,783 and 1,238,917 issued and outstanding at December 31, 2021 and 2020, respectively		155		124
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,649,262 issued and outstanding, 1,646,590 vested at December 31, 2021 and 1,637,243 issued and outstanding, 1,634,571 vested at December 31, 2020		166		165
Additional paid-in capital		16,166,322		12,408,189
Accumulated deficit		(14,416,704)		(11,477,140)
Total stockholders' equity		1,749,939		931,338
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,629,095	$	1,381,289

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Operations
For the years ended December 31, 2021 and 2020

	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	$ 1,062,732	$ 933,570
Costs of net revenues	726,773	849,564
Gross profit	335,959	84,006
Operating expenses:		
Compensation and benefits	1,128,550	1,274,320
Sales and marketing	1,738,695	574,857
Independent contractors	13,310	93,188
Professional fees	189,717	168,193
Travel expenses	44,529	22,580
General and administrative	169,205	176,939
Depreciation	4,484	9,327
Asset impairment	140,556	-
Total operating expenses	3,429,046	2,319,404
Loss from operations	(3,093,087)	(2,235,398)
Other income:		
Gain on loan forgiveness	139,868	-
Grant	15,013	10,000
Total other income	154,881	10,000
Other expense:		
Interest expense	1,358	-
Total other expense	1,358	-
Other income/(expense), net	153,523	-
Net loss	$ (2,939,564)	$ (2,225,398)
Weighted average common shares:		
Basic and Diluted	2,989,057	2,838,174
Net earnings/(loss) per share:		
Basic and Diluted	$ (0.98)	$ (0.78)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2021 and 2020

| | Class A Common Stock | | Class B Common Stock | | | | Total |
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Stockholders' Equity
Balance at December 31, 2019	1,140,127	$ 114	1,637,243	$ 165	$ 11,101,935	$ (9,251,742)	$ 1,850,472
Common stock issuances:							
Class A ($0.0001 par, $8.32 issue)	24	-	-	-	200	-	200
Class A ($0.0001 par, $10.00 issue)	7,368	1	-	-	73,679	-	73,680
Class A ($0.0001 par, $10.65 issue)	52,398	5	-	-	558,034	-	558,039
Class A ($0.0001 par, $14.28 issue)	39,000	4	-	-	556,916	-	556,920
Stock based compensation	-	-	-	-	303,731	-	303,731
Offering costs	-	-	-	-	(74,922)	-	(74,922)
Share bonuses	-	-	-	-	(111,384)	-	(111,384)
Net loss	-	-	-	-	-	(2,225,398)	(2,225,398)
Balance at December 31, 2020	1,238,917	$ 124	1,637,243	$ 165	$ 12,408,189	$(11,477,140)	$ 931,338
Common stock issuances:							
Class A ($0.0001 par, $14.28 issue)	86,635	9	-	-	1,237,139	-	1,237,148
Class A ($0.0001 par, $15.00 issue)	180,456	18	-	-	2,706,822	-	2,706,840
Conversion of Class A to Class B	(12,019)	(1)	12,019	1	-	-	-
Bonus Shares	47,794	5	-	-	699,366		699,371
Stock based compensation	-	-	-	-	222,024	-	222,024
Offering costs	-	-	-	-	(258,299)	-	(258,299)
Share bonuses	-	-	-	-	(848,919)	-	(848,919)
Net loss	-	-	-	-	-	(2,939,564)	(2,939,564)
Balance at December 31, 2021	1,541,783	$ 155	1,649,262	$ 166	$ 16,166,322	$(14,416,704)	$ 1,749,939

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Cash Flows
For the years ended December 31, 2021 and 2020

	For the year ended December 31, 2021	For the year ended December 31, 2020
Cash flows from operating activities		
Net loss	$ (2,939,564)	$ (2,225,398)
Adjustments to reconcile net loss to net cash used in operating activities:		
Inventory impairment	32,222	8,429
Investments impairment	140,556	-
Production costs charged to cost of net revenues	199,519	217,803
Bad debt	-	5,000
Depreciation	4,484	9,327
Stock compensation expense	222,024	303,731
Gain on loan forgiveness	(139,868)	-
Changes in operating assets and liabilities:		
(Increase)/decrease in other receivables	67	4,137
(Increase)/decrease in inventory	(45,055)	(80,961)
(Increase)/decrease in accounts receivable	(20,895)	6,661
(Increase)/decrease in accrued revenue	22,804	(22,804)
(Increase)/decrease in prepaid expenses	(3,265)	(39,967)
Increase/(decrease) in accounts payable	275,221	(9,295)
Increase/(decrease) in deferred revenue	221,468	(123,246)
Increase/(decrease) in accrued expenses	(84,389)	114,229
Net cash used in operating activities	(2,114,671)	(1,832,354)
Cash flows from investing activities		
Purchase of property and equipment	(3,156)	(3,754)
Loans to production	-	(140,802)
Repayment of loans to production	-	240,802
Investments in productions	(29,911)	(58,609)
Net cash provided by (used in) investing activities	(33,067)	37,637
Cash flows from financing activities		
Proceeds from issuance of Class A common stock	3,318,054	1,153,080
Proceeds from notes payable	156,773	139,868
Offering costs	(258,299)	(74,922)
Net cash provided by financing activities	3,216,528	1,218,026
Net change in cash	1,068,790	(576,691)
Cash at beginning of period	158,871	735,562
Cash at end of period	$ 1,227,661	$ 158,871
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company" or "Legion M"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Revenue totaled $1,062,732 and $933,570 for the years ended December 31, 2021 and 2020, respectively. The Company's activities since inception have consisted of formation activities; research and development; raising capital; business development; developing, financing, producing, marketing, and releasing entertainment projects; establishing and growing the Legion M community and culture; building infrastructure to support the community; and marketing for principal operations. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,939,564 and $2,225,398 for the years ended December 31, 2021 and 2020, respectively. The Company has accumulated deficit of $14,416,704 as of December 31, 2021. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The company has successfully raised more than $15,000,000 over eight rounds of funding, and expects to open a ninth round later this year. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2021 the cash balance exceeded the FDIC insured limits by $958,604.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2021 and 2020, allowances of $0 and $5,000 for doubtful accounts were established, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (https://shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2021 and 2020 were $146,501 and $133,668, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand. As a result of that review, the fair value of the inventory has been reduced and $32,222 and $8,429 was recorded as costs of net revenues on the statement of operations as an asset impairment during the years ended December 31, 2021 and 2020, respectively

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, the Company considers these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

See Independent Auditor's Report

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at the end of 2021, the Company reduced the expectations on certain projects. The fair value of the investments was reduced and $140,556 was recorded as an impairment loss on the statement of operations as an asset impairment during the year ended December 31, 2021. No reductions or impairments were recorded for the year ended December 31, 2020.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives, ranging from three to five years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2021 and 2020. Property and equipment additions totaled $3,156 and $3,754 for the years ended December 31, 2021 and 2020, respectively. Depreciation expense totaled $4,484 and $9,327 for the years ended December 31, 2021 and 2020, respectively.

	As of December 31, 2021	As of December 31, 2020
Original Cost	$ 52,845	$ 49,689
Accumulated Depreciation	(48,687)	(44,203)
Property and equipment, net	$ 4,158	$ 5,486

Loan Receivable

During 2019 and 2020, the Company made various loans to a production in which the Company is an equity investor (which is recorded as Investments in production, net). The loans were used to cover working capital requirements. These loans were each repaid in fewer than three weeks. A loan outstanding as of December 31, 2019 with a balance of $100,000 was repaid to the Company on January 2, 2020. On January 17, 2020, the Company made another loan of $140,802. This loan was repaid in February 3, 2020. These loans did not earn any interest and no interest income was recorded. As of December 31, 2021 and 2020, there were no outstanding loan receivables.

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program ("PPP"), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration ("SBA"), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

In May 2020, the Company was approved for a PPP loan of $139,868. As of December 31, 2020 the Company had not yet applied for forgiveness of this loan. The Company applied for and was granted complete forgiveness for the $139,868 PPP Round 1 loan. The SBA completely forgave this loan in March 2021 and the amount is recorded on the statement of operations as other income

The Company also applied for an Economic Injury Disaster Loan ("EIDL") administered by the SBA. In May 2020, the Company was granted an Emergency EIDL grant of $10,000. Additionally, the Company applied for and was granted relief from California and North Carolina state programs totaling $15,013. These amounts have been recorded as other income on the statement of operations for the years ended December 31, 2020 and 2021, respectively.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. During the year ended December 31, 2021 the Company recognized $1,358 of accrued interest expense related to this loan. The outstanding principal balance of the EIDL Loan was $48,200 as of December 31, 2021.

Year	Principal Payments
2021	$ -
2022	-
2023	-
2024	-
2025	780
2026	1,068
Thereafter	46,351
	$ 48,200

The Company also applied for and was approved for PPP Round 2 loan of $108,573 on March 15, 2021. As of December 31, 2021 the Company had not yet applied for forgiveness of this loan. Based on the current guidance and expected use of funds, the Company expects to receive complete forgiveness of the loan.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate fair value.

See Independent Auditor's Report

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $1,062,732 and $933,570 for the years ended December 31, 2021 and 2020, respectively. Each year includes revenue from Legion M projects (including fees for services, consumer products sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise. Revenue attributable to Legion M projects will be recognized over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

See Independent Auditor's Report

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2020 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2021 and 2020, the Company had total taxable net operating loss carryforwards of approximately $13,262,222 and $10,138,643, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 8.8%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $4,167,809 and $3,231,589 as of December 31, 2021 and 2020, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2021 and 2020. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes As of December 31, 2021 and 2020:

	As of December 31, 2021	As of December 31, 2020
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	(28.0)%	(28.0)%
Effective tax rate	0%	0%

	As of December 31, 2021	As of December 31, 2020
Deferred tax assets:		
Stock based compensation	$ 456,562	$ 394,432
Net operating loss carryforward	3,711,247	2,837,157
Net deferred tax assets	4,167,809	3,231,589
Less: Valuation allowance	(4,167,809)	(3,231,589)
Net deferred tax asset	$ -	$ -

See Independent Auditor's Report

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2021 and 2020, the Company recognized no interest or penalties.

Reclassifications of Prior Year Balances

Certain balances from the December 31, 2020 statement of operations were reclassified to conform to current year presentation. There was no change in the Company's net loss from these reclassifications.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of December 31, 2021	As of December 31, 2020
Warrants	57,000	32,000
Options	436,688	391,426
Total dilutive securities	493,688	423,426

As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS' EQUITY

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2021 and 2020, 1,646,590 and 1,634,571 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2021 and December 31, 2020, the 2,672 unvested shares will either vest or expire by April 2026.

See Independent Auditor's Report

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, the Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share. During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year. During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $8.88 per share through July 15, 2019, $10.00 per share through November 6, 2019 and $10.65 per share for the remainder of the year. During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $10.65 per share through April 29, 2020, and $14.28 per share for the remainder of the year. During the year ended December 31, 2020, 98,790 shares were sold generating $1,188,839.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2021 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $14.28 per share through April 30, 2021, and $15.00 per share for the remainder of the year. During the year ended December 31, 2021, 267,091 shares were sold generating $3,943,988.

For the rounds that were active as of December 31, 2021 and 2020, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest.

One of those rewards are bonus shares, which was granted to investors for free once their investment closes. The company issued 24,360 bonus shares related to this round. When factoring in bonus shares, the effective share price paid by each investor was approximately $11.96 for 2020 and 2021.

For the round that was active as of December 31, 2021, with a per share price of $15.00 paid by investors for shares of Class A Common Stock, investors have the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), etc.) based on amount of money they invest.

One of those rewards are bonus shares, which are granted to investors for free once their investment closes. The company issued 23,434 bonus shares related to this round. When factoring in bonus shares, the effective share price paid by each investor was approximately $13.28 for 2021.

As of 2020, the total reward value owed for the shares sold in the year was undeterminable as not all reward choices had not been made. The Company made an estimate for the maximum gift card reward owed of $111,384 as being the largest cash amount required and recorded a liability for such to accrued expenses in the balance sheet as of December 31, 2020 and as a reduction to additional paid-in capital for the year ended December 31, 2020. As of December 31, 2021, all appliable awards for shares issued and outstanding had been determined. As many rewards were bonus shares and not gift cards, the total reduction to additional paid-in-capital for the year ended December 31, 2021 was $848,919.

See Independent Auditor's Report

The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2021 and 2020 of $3,318,054 and $1,153,080, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder and StartEngine, the Company's funding portals. At the end of each month, there is a balance of funds held by Wefunder and Start Engine for future distribution to the Company. The escrow balance as of December 31, 2021 and 2020 was $571,112 and $94,726, respectively.

In October 2018, the Company received a prepayment totaling $100,000 for a future investment in the Company from one of the Company's largest investors. As the funds had been received but the investment contracts not finalized, the $100,000 prepayment was included on the balance sheet as a "Pending investment" liability as of December 31, 2018. That investment was finalized in 2019 and the Company issued shares to this investor at $8.32 per share, consistent with other investors at that time and included in the 2019 issuances discussed above. During 2021, it was determined that this investor should have received Class B shares. Therefore, 12,019 shares were converted from Class A shares to Class B shares.

As of December 31, 2021 and 2020, the Company had 1,541,783 and 1,238,917 shares of Class A Common Stock and 1,649,262 and 1,637,243 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of December 31, 2021 and 2020, there were 317,272 and 360,534 options available for issuance, respectively.

As of December 31, 2021 and 2020, the Company had issued and outstanding 436,688 and 391,426 options to purchase Class B Common Stock under the Plan, respectively.

See Independent Auditor's Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

	December 31, 2021		December 31, 2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	391,426	$ 6.63	355,742	$ 6.19
Granted	45,262	$ 11.42	35,684	$ 10.97
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of year	436,688	$ 7.12	391,426	$ 6.63
Exercisable at end of year	369,177	$ 7.22	332,101	$ 6.85
Intrinsic value of options outstanding at year-end	$ 3,440,665		$ 2,994,409	
Weighted average grant date fair value of options granted during year	$ 6.33		$ 5.50	
Weighted average duration (years) to expiration of outstanding options at year-end	6.1		6.7	

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 37 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Risk Free Interest Rate	0.64%-1.07%	0.29%-0.39%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.6 – 7.0	5.0
Fair Value per Stock Option	$6.10-$6.65	$5.34-$5.74

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $207,629 and $303,731 for the years ended December 31, 2021 and 2020, respectively.

Unrecognized share-based compensation expense was $419,523 and $352,741 as of December 31, 2021 and 2020, respectively. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 38 and 42 months as of December 31, 2021 and 2020, respectively.

See Independent Auditor's Report

<u>Warrants</u>

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2021 and 2020, 27,000 and 27,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2021 and 2020. All associated expense was recorded in prior periods, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

In October 2021, the Company issued 25,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $12.50 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2021, 2,083 of these warrants had vested. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $14,395 of such to additional paid-in capital and as stock-based compensation during the year ended December 31, 2021.

The assumptions utilized for valuing these warrants in the year ended December 31, 2021 are as follows:

	2021
Risk Free Interest Rate	1.11%
Expected Dividend Yield	0.00%
Expected Volatility	60.00%
Expected Life (years)	6.0
Fair Value per Warrant	$ 6.91

As of December 31, 2021 and 2020, there was $158,354 and $0 of unrecognized share-based compensation expense, respectively.

As of December 31, 2021 and 2020, there were 57,000 and 32,000 warrants outstanding with weighted average exercise price per share of $6.14 and $1.18, and 34,083 and 32,000 warrants vested with weighted average exercise price per share of $1.87 and $1.18, all respectively.

See Independent Auditor's Report

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on the Company's financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

PPP

The Company applied for and was granted complete forgiveness for the $108,573 PPP Round 2 loan on February 14, 2022.

EIDL

The Company requested and was granted an increase to the existing EIDL Loan. On April 4, 2022, the Company received an additional $101,700. The terms are consistent with the existing loan.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders' meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock. The Class A Common Stock (owned by equity crowdfunding investors) had 437,967 votes (96%) for the proposed split, and 16,103 votes against the split. Based on this result, the Legion M founders and staff voted their shares for the proposal. In total, the proposal passed with over 99% of total votes for the split.

The Company has not yet determined a date for implementation of the stock split, but expect it will occur in the first half of 2022 after Round 8 has completely closed. When the stock split occurs, the number of Legion M shares, options and warrants held by all owners will increase by 10X.

Next Step Financing Offering

Legion M is expecting to have one or more additional rounds of equity crowdfunding under the JOBS Act in 2022. The Company expects that many successive rounds of funding will be needed to achieve the Company's long-term goals.

Management's Evaluation

Management has evaluated subsequent events through April 23, 2022, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

See Independent Auditor's Report